

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

September 8, 2009

<u>Via U.S. Mail and Facsimile</u>

Mr. Fritz G. Allison
Chief Financial Officer
Zynex, Inc.
8022 Southpark Circle, Suite 100
Littleton, CO 80120

  Re: Zynex, Inc.
     Form 10-K for the Year Ended December 31, 2008
     Filed April 15, 2009
     File No. 033-26787-D

Dear Mr. Allison:

  We have reviewed your response dated August 24, 2009 and have the following additional comments. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

  We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K as of December 31, 2008

Consolidated Financial Statements, page F-1

Note (2) Significant Accounting Policies, page F-7

Revenue Recognition and Allowances for Provider Discounts and Uncollectibility, page F-7

1.   We note your response to prior comment six in which you state that the use of an estimate of provider discounts applied against the claims sent to the providers for goods and services performed during the period is appropriate because there is sufficient historical information available within Zynex to serve as a basis for making the estimate. Please tell us in more detail what types of historical information are available, how it is utilized in making your estimates for provider discounts and how the 2008 restatements impacted your ability to make estimates for provider discounts.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact Lynn Dicker, Staff Accountant, at (202) 551-3616 or me at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact me or Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 with any questions.

                                        Sincerely,

                                        Kevin L. Vaughn
                                        Accounting Branch Chief